Exhibit 99.1

TAOMEE REPORTS UNAUDITED FIRST QUARTER 2013 FINANCIAL RESULTS

(Shanghai, China —May 23, 2013) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the first quarter ended March 31, 2013.

First Quarter of 2013 Financial Highlights

•                       Total net revenues were US$9.6 million in the first quarter of 2013, as compared with US$10.4 million in the first quarter of 2012.

•                       Net income attributable to the holders of ordinary shares was US$1.0 million in the first quarter of 2013, as compared with US$1.6 million in the first quarter of 2012.

•                       Basic and diluted earnings per ADS1 were US$0.03 and US$0.03, respectively in the first quarter of 2013 as compared with US$0.04 and US$0.04, respectively, in the first quarter of 2012.

•                       Non-GAAP net income attributable to holders of ordinary shares was US$1.6 million in the first quarter of 2013, as compared with US$2.2 million in the first quarter of 2012.

•                       Non-GAAP basic and diluted earnings per ADS were US$0.04 and US$0.04, respectively, in the first quarter of 2013, as compared with US$0.06 and US$0.06, respectively, in the first quarter of 2012.

Mr. Benson Wang, co-founder and chief executive officer of Taomee, stated, “This quarter demonstrated solid progress in executing our multi-pronged growth strategies to continue expanding our user base age range as well as to improve the monetization capabilities of our robust cross-media platform. Strong growth in our core games, Seer, Gong Fu Pai and Flower Fairy, helped us significantly exceed our own guidance and consensus estimates by 16% and 17%, respectively.”

“Going forward, we plan to continue our balanced focus on increasing profitability and user growth over the coming quarters.  As the summertime approaches we expect our new games like Avatar Star and Heroes Alliance, to continue to attract new users as well as to further strengthen our brand equity that can drive offline sales.  This trend is exemplified by our self-produced TV show, Taomee Dream School, which was recently rated as one of the top three animation programs in China, according to our partnered TV stations’ rating.  This success has strengthened our overall brand equity and trust with children and families throughout China and we hope this will continue to drive our online and offline business expansion over the coming years,” concluded Mr. Wang.

1Each American Depositary Share (“ADS”) represents twenty ordinary shares

Operational Results for First Quarter of 2013

•                       Active paying accounts for the Company’s virtual worlds under operation in mainland China increased by 25% sequentially to 1.5 million in the first quarter of 2013 from 1.2 million in the fourth quarter of 2012 due to strong seasonality effect, but decreased from 1.9 million in the first quarter of 2012, as the company did not commercially launch any new online games in recent quarters.

•                       Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB 33, an increase of 11% and 6.5% from the fourth quarter of 2012 and the first quarter of 2012, respectively.

•                       The number of downloads for the mobile applications operated by the Company increased by over 23% to approximately 3.7 million in the first quarter of 2013 from 3.0 million in the first quarter of 2012, and increased by 35% from 2.7 million in the fourth quarter of 2012. As of March 31, 2013, the total cumulative downloads for Taomee’s mobile applications reached approximately 19.0 million.

Unaudited Financial Results for First Quarter of 2013

Total Net Revenues

Total net revenues were US$9.6 million in the first quarter of 2013, as compared with US$10.4 million in the first quarter of 2012.

Net online business revenues were US$8.2 million in the first quarter of 2013, as compared with US$9.3 million in the first quarter of 2012.

Net offline business revenues increased 28.5% to US$1.4 million in the first quarter of 2013, as compared with US$1.1 million in the first quarter of 2012. The increase was driven by the increase in interactive toy sales.

Total Cost of Services

Total cost of services was US$2.3 million in the first quarter of 2013, as compared with US$2.1 million in the first quarter of 2012, primarily due to the increase in costs of service in both online and offline business.

Online business related costs were US$1.8 million in the first quarter of 2013, as compared with US$1.7 million in the first quarter of 2012. The increase was primarily due to amortization costs associated with the Company’s upfront game licensing fees which were partially offset by the decrease in bandwidth and hosting costs.

Offline business related costs were US$0.5 million in the first quarter of 2013, as compared with US$0.4 million in the first quarter of 2012. The slight increase was mainly due to an increase in costs related to interactive toys business.

Gross Profit and Gross Margin

Gross profit was US$7.3 million in the first quarter of 2013, as compared with US$8.3 million in the first quarter of 2012.

Gross margin was 76.3% in the first quarter of 2013, as compared with 79.6% in the first quarter of 2012, reflecting increased growth in offline sales as a percentage of total net revenues.

Gross margin for the online business was 78.6% in the first quarter of 2013, as compared with 81.4% in the first quarter of 2012.

Gross margin for the offline business was 62.7% in the first quarter of 2013, as compared with 63.9% in the first quarter of 2012.

Total Operating Expenses

Total operating expenses decreased by 3.8% to US$7.3 million in the first quarter of 2013, as compared with US$7.5 million in the first quarter of 2012.

• Product development expenses were US$3.3 million in the first quarter of 2013, which remained stable as compared with the first quarter of 2012.

• Sales and marketing expenses decreased 21.7% to US$1.7 million in the first quarter of 2013, as compared with US$2.2 million in the first quarter of 2012. The decrease was primarily due to lower advertising expenses for both online virtual worlds and mobile products.

• General and administrative expenses were US$3.0 million in the first quarter of 2013, as compared with US$2.7 million in the first quarter of 2012.The increase was mainly due to higher payroll expenses including share based compensation expenses.

Share of Profit/ Loss in Equity Method Investment

Share of profit in equity methods investments was US$0.3 million in the first quarter of 2013, as compared with US$0.2 million in the first quarter of 2012.

Profit from Operations

Profit from operations was US$66,847 in the first quarter of 2013, as compared with US$0.8 million in the first quarter of 2012.

Net Income

Net income attributable to holders of ordinary shares was US$1.0 million, compared with US$1.6 million in the first quarter of 2012.

Basic and diluted earnings per ADS were US$0.03 and US$0.03, respectively, in the first quarter of 2013, as compared with US$0.04 and US$0.04, respectively, in the first quarter of 2012.

Non-GAAP net income attributable to holders of ordinary shares was US$1.6 million in the first quarter of 2013, as compared with US$2.2 million in the first quarter of 2012.

Non-GAAP basic and diluted earnings per ADS were US$0.04 and US$0.04, respectively, in the first quarter of 2013, as compared with US$0.06 and US$0.06, respectively, in the first quarter of 2012.

Cash and Cash Equivalents

As of March 31, 2013, the Company had US$113.1 million of cash and cash equivalents, compared with US$118.6million as of December 31, 2012.

Share Repurchase Program

During the first quarter of 2013, Taomee had repurchased 217,934 ADSs. As of March 31, 2013 the Company had repurchased a total of 803,486 ADSs under the Company’s share repurchase program at an average price of approximately US$3.95 per ADS.

Business Highlights

On February 1st, 2013, Taomee began broadcasting its self-produced TV show Taomee Dream School, and Seer animation Season 2 on leading cartoon channels across China.

On March 14th, 2013, Taomee started closed beta testing for Avatar Star, a cartoon style action game.

On March 15th, 2013, Taomee began broadcasting Mole’s World Season 3 on leading cartoon channels throughout mainland China and Hong Kong.

On April 2nd, 2013, Taomee started the second round of closed beta testing for Speedy Hunter, a 3-D racing game.

On May 10th,, 2013, Taomee started closed beta testing for Heroes Alliance, a new action game and major brand extension of Seer franchise.

On May 14th, 2013, Taomee partnered with Shanghai Youhug Media Co., Ltd to co-market a new family entertainment TV program called “Bao Bei”, or “Baby” in English.

Outlook for Second Quarter of 2013

Net revenues for the second quarter of 2013 are expected to be in the range of US$9.0 million to US$9.5 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 a.m. Eastern Standard Time (New York) on Thursday, May 23, 2013 (which is 8:00 p.m. in China on Thursday, May 23, 2013).

The dial-in details for the live conference call are:
Conference ID:	71725351
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-930-346
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.media-server.com/m/p/q3whspodA telephone replay of the call will be available at 11:00am, Eastern Standard Time on May 23, 2013 through 10:00am, May 30. The dial-in details for the telephone replay are:

Conference ID:	71725351
International:	+612-8199-0299
China:	400 1200 932

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, interactive toys, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Na You

Taomee Holdings Limited

+86-21-61280056-8578

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	March 31	December 31
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$113,098,428	$118,570,672
Short term investment	2,986,930	—
Accounts receivable	2,862,442	2,371,060
Inventories	182,308	41,316
Income tax recoverable	—	49,956
Due from related parties	303,268	893,020
Prepayments and other current assets	1,754,919	2,071,509
Deferred tax assets, current	2,977,761	2,969,896
Total current assets	124,166,056	126,967,429

Investments in equity investees	10,470,000	8,262,077
Property and equipment, net	1,390,231	1,305,721
Acquired intangible assets	1,539,503	1,664,763
Other assets	2,589,003	1,557,532
TOTAL ASSETS	$140,154,793	$139,757,522

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$553,891	$434,626
Income tax payable	33,993	—
Advance from customers	8,348,973	8,142,177
Due to related parties	179,910	89,728
Deferred revenue	12,269,666	12,061,510
Deferred tax liabilities, current	13,508	13,473
Accrued expenses and other current liabilities	3,996,112	5,265,461
Total current liabilities	25,396,053	26,006,975

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 736,648,732 and 735,277,726 shares issued; 732,409,792 and 730,919,046 outstanding as of December 31, 2012 and March 31, 2013, respectively)	14,706	14,733
Treasury stock	(857,867)	(747,359)
Additional paid-in capital	72,449,882	72,437,283
Retained earnings	40,374,332	39,412,717
Accumulated other comprehensive income	2,701,748	2,555,570
Taomee Holdings Limited shareholders’ equity	114,682,801	113,672,944
Non-controlling interests	75,939	77,603
Total equity	$114,758,740	$113,750,547

TOTAL LIABILITIESAND EQUITY	$140,154,793	$139,757,522

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
Revenues:
Online business, net	$8,183,073	$6,268,344	$9,331,748
Offline business, net	1,411,829	1,201,174	1,098,999
Total net revenues	9,594,902	7,469,518	10,430,747

Cost of services
Online business	(1,748,437)	(1,632,259)	(1,735,379)
Offline business	(526,726)	(370,939)	(397,208)
Total cost of services	(2,275,163)	(2,003,198)	(2,132,587)

Gross profit	7,319,739	5,466,320	8,298,160

Operating income (expenses):
Product development	(3,294,735)	(2,695,542)	(3,264,035)
Sales and marketing	(1,727,418)	(2,066,303)	(2,205,483)
General and administrative	(2,977,947)	(2,198,155)	(2,732,887)
Other operating income	747,208	2,763,137	664,014
Total operating expenses	(7,252,892)	(4,196,863)	(7,538,391)

Profit from operations	66,847	1,269,457	759,769

Interest income, net	760,734	672,226	624,196
Other income, net	132,446	563,319	253,076
Income before income taxes and share of profit in equity method investments	960,027	2,505,002	1,637,041

Income tax expense	(250,717)	(366,949)	(252,351)

Share of profit in equity method investments	250,642	113,437	215,250

Net income	959,952	2,251,490	1,599,940

Less: Net loss attributable to noncontrolling interest	(1,663)	(1,376)	—

Net income attributable to holders of ordinary shares	$961,615	$2,252,866	$1,599,940
Earnings per ADS
-Basic	$0.03	$0.06	$0.04
-Diluted	$0.03	$0.06	$0.04
Weighted average number of shares used in calculation
- Basic	732,203,457	733,212,007	728,427,520
- Diluted	747,888,335	748,172,541	756,386,776

Taomee Holdings Limited - Unaudited Consolidated Statements of Comprehensive Income

	In USD, For three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
Net income	$959,952	$2,251,490	$1,599,940
Other comprehensive income, net of tax
Foreign currency translation adjustments	146,178	470,111	48,378
Comprehensive income	1,106,130	2,721,601	1,648,318
Comprehensive loss attributable to noncontrolling interest	(1,663)	(1,376)	—
Comprehensive income attributable to Taomee Holdings Limited	1,107,793	2,722,977	1,648,318

Taomee Holdings Limited - Unaudited Consolidated Statements of Comprehensive Income

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2013	2012	2012
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$1,561,627	$2,730,391	$2,166,858
Share-based compensation	(600,012)	(477,525)	(566,918)
GAAP net income attributable to holders of ordinary shares	$961,615	$2,252,866	$1,599,940

Non-GAAP diluted earnings per ADS
-Basic	$0.04	$0.07	$0.06
-Diluted	$0.04	$0.07	$0.06